SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File No. 000-14719

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

(Full title of the plan)

SKYWEST, INC.

444 South River Road

St. George, Utah 84790

(Name of issuer of the securities held pursuant to the

Plan and the address of its principal executive office)

SkyWest, Inc.

Employees’ Retirement Plan

Financial Statements and Supplemental Schedule

As of December 31, 2007 and 2006

and for the year ended December 31, 2007

with Report of Independent Registered Public Accounting Firm

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

*Other supplementary schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the SkyWest, Inc. Employees’ Retirement Plan

We have audited the accompanying statements of assets available for benefits of the SkyWest, Inc. Employees’ Retirement Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LC

Salt Lake City, Utah June 23, 2008

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Statements of Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:

Investments, at fair value	$228,540,341	$193,753,933

Assets available for benefits, at fair value	228,540,341	193,753,933

Adjustment from fair value to contract value for fully benefit-responsive investment contract	48,026	181,192

Assets available for benefits	$228,588,367	$193,935,125

See accompanying notes to financial statements.

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Statement of Changes in Assets Available for Benefits

Year ended December 31, 2007

Additions:
Contributions:
Participants	$18,257,134
Employer	8,159,127
Total contributions	26,416,261

Investment income:
Interest and dividends	1,395,712
Net realized and unrealized gains in fair value of investments	19,728,889
Total investment income	21,124,601

Total additions	47,540,862

Deductions:
Distributions to participants	12,840,701
Administrative expenses	46,919
Total deductions	12,887,620

Increase in assets available for benefits	34,653,242
Assets available for benefits:
Beginning of the year	193,935,125

End of year	$228,588,367

See accompanying notes to financial statements

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Notes to Financial Statements

(1)                                 Plan Description

The following description of the SkyWest, Inc. Employees’ Retirement Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

(a)                                 General

SkyWest, Inc. (the “Company” or “Employer”) adopted the Plan, effective April 1, 1977.  The Plan is a defined contribution plan and is intended to be a qualified retirement plan under Section 401(a) of the Internal Revenue Code (“IRC”) of 1986 as amended.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan has been amended at various times.

The Plan was established to provide employees with an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees’ dependents and beneficiaries.  Historically, the Plan’s trustees included three employees of the Company until May 31, 2006, at which point Wells Fargo became the directed Trustee, and the three employees effectively resigned as trustees.  One of the three employees is an officer of the Company.

(b)                                 Eligibility

Employees who have completed 90 days of service are eligible to participate in the Plan.  Participation is available to all employees of the Company and its affiliates.  An eligible employee, who has enrolled, becomes a participant on the first day of the month coinciding with or following the date that the employee meets the eligibility requirements.  Employees must affirmatively elect to participate in the Plan.

(c)                                  Contributions

Participants elect both the amount of salary reduction contributions and the allocation of the salary reduction contributions among the various investment alternatives within the Plan.  Annual salary reduction contributions cannot exceed the lesser of 100% of the participant’s eligible compensation or the maximum amount allowable under the IRC, which was $15,500 during 2007 ($20,500 for participants age 50 and older).

Employees are eligible for the Company match when they have completed one year of service and have enrolled in the Plan.  Employees must be making contributions to the Plan in order to receive the employer match.  During 2007, the Company matched 100% of each eligible participant’s salary reduction contribution up to levels ranging from 2% to 6% of compensation, based on years of service.  Matching contributions are not available to highly compensated employees.  Additionally, each year the Company may make a discretionary contribution based on its earnings.  An employee is eligible to participate in the discretionary contribution program when he or she has completed two years of service and is 18 years of age or older.  The Company did not make a discretionary contribution in 2007.  Company discretionary contributions have been allocated based on the participants’ eligible compensation.

(d)                                 Participant-Directed Options for Investments

Participants direct the investment of their contributions and the Company matching contributions into various investments offered by the Plan.  Investment options include mutual funds, a common/collective trust fund, and SkyWest, Inc. common stock.  Participants may change their election or transfer monies between funds at any time.

Participants with common stock of SkyWest, Inc. in their accounts may direct the sale of the stock and the investment of the resulting monies into other investments offered by the Plan.

(e)                                  Vesting and Payment of Benefits

Participants are immediately vested 100% in their account balances.  Benefits are normally paid at retirement, disability, death, or other termination.  Benefit distributions may be made in a single lump sum payment, installments, or an annuity.  Participants may withdraw funds from the Plan while actively employed subject to specific restrictions set forth in the Plan agreement.

(f)                                    Participant Loans Receivable

The Plan agreement provides for loans to be made to participants and beneficiaries.  The loans must bear a reasonable rate of interest, have specific repayment terms and be adequately secured.  Under no circumstances can the amount of the loan exceed the lesser of $50,000 or 50% of the participant’s vested account balance.

(g)                                 Custodian and Record Keeper

Effective June 1, 2006, the Company changed the advisory, record keeping and custodial services to Wells Fargo Institutional Trust Services.  Wells Fargo Institutional Trust Services also became a directed trustee on the same date.

(h)                                 Parties-in-Interest

The Company and Wells Fargo Institutional Trust Services (“Wells Fargo”) are considered Parties-in-interest to the Plan.  The Company’s common stock and Wells Fargo managed mutual funds are investment options in the Plan.  Wells Fargo is the asset custodian for the Plan.

(2)                                 Summary of Significant Accounting Policies

(a)                                 Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.

(b)                                 Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in assets available for benefits during the reporting period.  Actual results could differ from these estimates.

(c)                                  Investment Valuation and Income Recognition

The Plan provides for investments in certain investment securities.  These securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the accompanying statements of assets available for benefits.

Mutual funds are valued at quoted market prices, which represent the net asset values of units held by the Plan at year-end.  The Company’s common stock is valued at the last reported sales price on the last business day of the Plan year.  Loans receivable from participants are valued at face value, which approximates the future principal and interest payments discounted at prevailing interest rates for similar instruments.  Unrealized appreciation or depreciation caused by fluctuations in the fair value of investments is recognized in the statement of changes in assets available for benefits.  Dividends and interest are reinvested as earned.  Purchases and sales of investments are recorded on a trade-date basis.

The Plan invests in common/collective trusts, which primarily hold investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements.  Accordingly, the Plan’s investment in units of the common/collective trusts are presented at fair value in the Statements of Assets Available for Benefits, with an adjustment to its contract value separately disclosed as provided in the Financial Accounting Standards Board Staff Position No. 94-4-1.  Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.  The common/collective trusts reported fair values are determined as the sum of (a) the fair value of the investments in guaranteed insurance contracts and security-backed investment contracts that are wrapped by an insurance company, bank or other financial institution (collectively, the “Investment Contracts”), as determined by that fund’s trustee and (b) the fair value of that fund’s investments in externally managed collective investment funds as determined by those funds’ trustees.  The contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.   Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA).  The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract a value with participants, is probable.

(d)                                 Distributions to Participants

Distributions to participants are recorded when paid.

(e)                                  Expenses

The Plan pays substantially all administrative expenses of the Plan, other than legal fees, which are paid by the Company.

(f)                                    Interest and Dividend Income

Interest income is recorded as earned on the accrual basis.  Dividend income is recorded on the ex-dividend date.

(g)                                 Termination of Plan

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of the Plan and ERISA.  If the Plan is terminated, the participants have a non-forfeitable interest in their accounts.

(3)                                 Transactions with Parties-in-Interest

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA.  The Plan held 150,672 and 179,120 shares of SkyWest, Inc. common stock with a fair value of $4,045,536 and $4,569,362 as of December 31, 2007 and 2006, respectively.

Certain Plan investments include mutual funds and a common/collective trust fund managed by Wells Fargo, who is also the Plan trustee, and therefore a party-in-interest.  While transactions involving Plan assets with a party-in-interest are usually prohibited, these transactions are exempt under ERISA Section 408(b)(8).

Loans to Plan participants totaling $7,339,899 and $5,805,802 as of December 31, 2007 and 2006, respectively, are also considered party-in-interest transactions.

(4)                                 Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 19, 2005, stating that the Plan is designed in accordance with applicable sections of the IRC and, therefore, the related trust is exempt from taxation.  As of December 31, 2007, the Plan was required to make certain corrective distributions in order to remain qualified under IRC 401(a).  Subsequent to December 31, 2007, the Plan made the corrective distributions in accordance with the IRS regulations.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

(5)                                 Investments

During 2007, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

SkyWest, Inc., common stock	$170,111
Mutual funds	19,558,778
$19,728,889

The carrying values of individual investments that represent 5 percent or more of the Plan’s assets are as follows:

	December 31,
	2007	2006

Janus Overseas Fund	$36,090,694	$24,378,575

Wells Fargo Aggressive Portfolio	17,624,070	15,411,688

Wells Fargo Stable Return	16,008,809	12,783,179

Neuberger Berman Genesis Fund	13,798,941	11,434,210

Wells Fargo Very Aggressive Portfolio	12,742,189	11,918,049

Wells Fargo Advantage Growth	12,272,421	10,786,219

Merrill Lynch BlackRock	11,653,570	11,389,607

Harris Associates Oakmark Select Fund	*	10,249,623

*                    Amount was not greater than 5% of the Plan’s assets for the respective year.

(6)                                 Reconciliation of Financial Statements to Form 5500

The following differences between the financial statements and the Form 5500 are due to the adjustment from fair value to contract value of the Wells Fargo Stable Return Fund, a fully benefit-responsive investment contract.

Assets available for benefits as presented in the financial statements	$228,588,367

Adjustment from contract value to fair value for fully benefit- responsive investment contract	(48,026)

Assets available for benefits as presented in Form 5500	$228,540,341

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN
EIN 87-0292166, Plan 001

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) CurrentValue	Number of Units

	Janus Capital Corp.	Janus Overseas Fund	$36,090,694	669,462

*	Wells Fargo	Wells Fargo Stable Return	15,960,783	385,973

	Neuberger & Berman Management, Inc.	Neuberger Berman Genesis Fund	13,798,941	280,011

	Merrill Lynch	Merrill Lynch BlackRock	11,653,570	882,178

*	Wells Fargo	Wells Fargo Advantage Growth	12,272,421	617,636

	Harris Associates LP	Oakmark Select Fund	8,083,630	317,503

	Van Kampen	Van Kampen Comstock	6,124,866	350,393

	Davis	Davis NY Venture	6,751,904	168,755

*	Wells Fargo	Wells Fargo Advantage Small Cap Value	6,546,188	222,508

	Fidelity Investments Institutional Services Co.	Equity Income Fund	6,627,513	120,151

	Oakmark	Oakmark Equity and Income	6,542,047	243,380

	STI	STI Classic Small Cap Growth	5,222,717	327,238

	Alliance Bernstein	Alliance Bernstein International Value	5,571,252	251,297

*	SkyWest, Inc.	SkyWest, Inc. Common Stock	4,045,536	150,672

	William Blair & Company	WM. Blair Funds International Growth Fund	6,032,450	207,158

	American Funds	American Funds Growth	5,010,478	148,415

	Wasatch Advisors Inc.	Wasatch Small Cap Growth Fund	4,287,138	121,071

	Pimco	Total Return Administrative Shares	4,405,265	412,092

	The Vanguard Group	Vanguard Admiral Intermediate-Term Treasury Fund	3,482,585	307,921

	Turner Investment Partners, Inc.	Turner Mid Cap Growth Fund	2,888,408	79,461

	Calamos Investments LLC	Calamos Growth Fund	2,664,647	45,433

	Goldman Sachs	Goldman Sachs Mid Cap Value	1,165,417	32,968

	MFS	MFS High Yield Opportunities	496,341	69,907

	American Funds	American Funds Europacific	2,059,006	41,049

*	Wells Fargo	Conservative Portfolio	1,255,374	111,936

*	Wells Fargo	Moderate Portfolio	3,686,368	325,495

*	Wells Fargo	Growth Portfolio	8,108,644	706,260

*	Wells Fargo	Aggressive Portfolio	17,624,070	1,517,220

*	Wells Fargo	Very Aggressive Portfolio	12,742,189	1,086,686

*	Plan Participants	loans at 7% - 10% interest, with maturity dates through 2022, collateralized by respective participants’ account balances	7,339,899	1,455

			$228,540,341

*                    Denotes party-in-interest

Column (d) is not required as all investments are participant-directed

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 23, 2008	SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

	By:	SkyWest, Inc., Plan Sponsor

/s/ Bradford R. Rich
Bradford R. Rich
Executive VP and Chief Financial Officer
of SkyWest, Inc.